UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 25, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

The Greenbrier Companies, Inc.

File No. 1-13146 - CF#25137

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       The Greenbrier Companies, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on May 3, 2010.

       Based on representations by The Greenbrier Companies, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period(s) specified:

Exhibit 10.1	through April 29, 2015
Exhibit 10.2	through April 29, 2015
Exhibit 10.3	through April 29, 2015
Exhibit 10.5	through April 29, 2015

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Amanda Ravitz
Branch Chief – Legal